

February 20, 2015

Frank J. Dellaquila
Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136

      Re: **Emerson Electric Co.**
               Form 10-K for the Fiscal Year Ended September 30, 2014
               Filed November 19, 2014
               File No. 001-00278

Dear Mr. Dellaquila:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant